Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, "NORTH LOBBY" Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying “Statement of Unaudited Standalone Financial Results for the Quarter and Half Year Ended 30 September, 2024” (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Company”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.: 213271

UDIN: 24213271BKELLB2962

Place: Hyderabad

Date: November 05, 2024

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2024

			All amounts in Indian Rupees millions
Sl.		Quarter ended			Half year ended		Year ended
No.	Particulars	30.09.2024	30.06.2024	30.09.2023	30.09.2024	30.09.2023	31.03.2024
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Sales	58,534	58,076	48,037	116,610	102,071	192,764
	b) License fees and service income	8,254	163	154	8,417	321	1,277
	c) Other operating income	175	173	196	348	368	797
	Total revenue from operations	66,963	58,412	48,387	125,375	102,760	194,838

2	Other income	2,076	2,178	2,231	3,935	4,567	8,623

	Total income (1 + 2)	69,039	60,590	50,618	129,310	107,327	203,461

3	Expenses
	a) Cost of materials consumed	9,343	9,111	7,512	18,454	15,651	32,915
	b) Purchase of stock-in-trade	6,565	7,403	4,992	13,968	8,834	19,866
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(930)	(1,261)	(1,054)	(2,191)	(1,217)	(2,388)
	d) Employee benefits expense	8,401	8,559	7,837	16,960	15,239	30,857
	e) Depreciation and amortisation expense	2,600	2,498	2,458	5,098	4,830	9,756
	f) Impairment of non current assets, net	-	-	-	-	-	260
	g) Finance costs	284	71	58	355	103	218
	h) Other expenses	16,368	15,070	12,809	31,119	25,685	54,064

	Total expenses	42,631	41,451	34,612	83,763	69,125	145,548

4	Profit before tax (1 + 2 - 3)	26,408	19,139	16,006	45,547	38,202	57,913

5	Tax expense
	a) Current tax	7,033	4,666	3,960	11,699	9,347	13,618
	b) Deferred tax	554	301	120	855	535	875

6	Net profit for the period/year (4 - 5)	18,821	14,172	11,926	32,993	28,320	43,420

7	Other comprehensive income / (loss)
	a) (i) Items that will not be reclassified to profit or loss	-	-	1	-	2	21
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	(7)
	b) (i) Items that will be reclassified subsequently to profit or loss	(88)	55	(802)	(33)	(281)	(446)
	(ii) Income tax relating to items that will be reclassified to profit or loss	22	(14)	201	8	71	114

	Total other comprehensive (loss) / income	(66)	41	(600)	(25)	(208)	(318)

8	Total comprehensive income (6 + 7)	18,755	14,213	11,326	32,968	28,112	43,102

9	Paid-up equity share capital (face value Re. 1/- each)	834	834	834	834	834	834

10	Other equity						241,574

11	Earnings per equity share (face value Re. 1/- each)

	Basic	22.60	17.02	14.34	39.62	34.06	52.19
	Diluted	22.56	16.99	14.31	39.55	33.99	52.09
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information			All amounts in Indian Rupees millions
Sl.		Quarter ended			Half year ended		Year ended
No.	Particulars	30.09.2024	30.06.2024	30.09.2023	30.09.2024	30.09.2023	31.03.2024
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	7,972	8,520	6,357	16,492	13,242	30,742
	b) Global Generics	61,467	52,447	43,995	113,914	93,673	173,405
	c) Others	23	61	128	84	259	678
	Total	69,462	61,028	50,480	130,490	107,174	204,825

	Less: Inter-segment revenue	2,499	2,616	2,093	5,115	4,414	9,987
	Total revenue from operations	66,963	58,412	48,387	125,375	102,760	194,838

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(146)	(70)	(540)	(216)	(1,136)	(287)
	b) Global Generics	26,800	19,667	16,174	46,467	38,666	57,670
	c) Others	20	97	108	117	99	536
	Total	26,674	19,694	15,742	46,368	37,629	57,919

	Less: (i) Finance costs	284	71	58	355	103	218
	(ii) Other un-allocable expenditure / (income), net	(18)	484	(322)	466	(676)	(212)
	Total profit before tax	26,408	19,139	16,006	45,547	38,202	57,913

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited standalone financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with the Indian Accounting Standards (''Ind AS'') prescribed under Section 133 of the Companies Act, 2013 ("the Act'') read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India ("SEBI'') were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meetings held on 05 November 2024. The Statutory Auditors have carried out a limited review on the unaudited standalone financial results and issued unmodified report thereon.

2

"Other income" for the year ended 31 March 2024 includes:

a) Rs.540 million recognised in April 2023, pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company's Global Generics segment.

b) Dividend income of Rs. 445 million recognised in June 2023, declared by Kunshan Rotan Reddy Pharmaceutical Company Limited, joint venture of the company.

3	During the quarter and half year ended 30 September 2024, an amount of Rs. 896 million and Rs. 1,700 million respectively and during quarter and half year ended 30 September 2023, an amount of Rs. 1,590 million and Rs. 2,263 million respectively, representing government grants have been accounted as a reduction from cost of material consumed.

DR. REDDY'S LABORATORIES LIMITED

4	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the company has written off Deferred Tax Asset amounting to Rs. 482 million, created in earlier period on land, during the quarter and half year ended 30 September 2024.

5

Agreement with Nestlé India:

On 25 April 2024, the Company entered into an agreement with Nestlé India Limited ("Nestlé India") for the manufacturing, development, promotion, marketing, sale, distribution, and commercialization of nutraceutical products and supplements in India, as well as other mutually agreed geographies. These operations will be carried out by Dr. Reddy's Nutraceuticals Limited, established on 14 March 2024. The entity was later renamed as Dr. Reddy's and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”) on 13 June 2024.

Upon completion of the closing conditions, the transaction concluded on 01 August 2024. Consequently, the Company has made an additional investment of Rs. 7,340 million in its Nutraceuticals subsidiary, with corresponding infusion from Nestlé India amounting to Rs. 7,056 million resulting in a revised shareholding pattern of 51:49 between the Company and Nestlé India.

Further, the Company also received Rs. 8,113 million (excluding GST) as consideration towards transfer of its nutraceutical and vitamins, minerals, herbals, and supplements portfolio to Nutraceuticals subsidiary as part of the definitive agreement. This has been recorded as License fees for the quarter and half year ended 30 September 2024.

This acquisition pertains to Company’s Global Generics segment.

6

The Board of Directors of the Company at their meeting held on 27 July 2024 have approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share (ADS) of the Company will continue to represent one underlying equity share as at present and, therefore, the number of ADSs held by an American Depositary Receipt(ADR) holder would consequently increase in proportion to the increase in number of equity shares.

On 12 September 2024 the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority.

Consequently, the authorized share capital was sub-divided into 1,450,000,000 equity shares, the paid up share capital is sub-divided into 834,384,730 equity shares and Treasury shares are sub-divided into 1,338,570 having a face value of Rupee One each w.e.f record date of 28 October 2024.

Post stock split, the number of each stock option vested and unvested and not exercised as on the record date were sub-divided into five options and the exercise price was proportionately adjusted.

The affect of stock split was considered in the computation of basic and diluted EPS for the quarter and half year ended 30 September 2024 and prior periods have been restated considering face value of Rupee One each in accordance with Ind AS 33- "Earnings per Share" and rounded off to the nearest decimals.

7	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

8

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

DR. REDDY'S LABORATORIES LIMITED

9 Balance sheet	All amounts in Indian Rupees millions
	As at	As at
Particulars	30.09.2024	31.03.2024
	(Unaudited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	54,419	51,094
Capital work-in-progress	15,754	11,719
Goodwill	853	853
Other intangible assets	23,341	23,944
Intangible assets under development	391	391
Financial assets
Investments	99,686	32,027
Loans	15	617
Other financial assets	873	919
Tax assets, net	1,023	3,161
Other non-current assets	790	709
Total non-current assets	197,145	125,434

Current assets
Inventories	45,679	40,189
Financial assets
Investments	25,333	41,179
Trade receivables	59,514	46,239
Derivative instruments	242	165
Cash and cash equivalents	983	2,014
Other bank balances	5,547	10,155
Other financial assets	14,288	22,078
Other current assets	17,865	16,140
Total current assets	169,451	178,159

TOTAL ASSETS	366,596	303,593

EQUITY AND LIABILITIES
Equity
Equity share capital	834	834
Other equity	268,245	241,574
Total Equity	269,079	242,408

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	480	495
Provisions	92	93
Deferred tax liabilities, net	5,007	4,161
Other non-current liabilities	952	1,055
Total non-current liabilities	6,531	5,804

Current liabilities
Financial liabilities
Borrowings	37,100	7,100
Lease liabilities	307	334
Trade payables
Total outstanding dues of micro enterprises and small enterprises	240	268
Total outstanding dues of creditors other than micro enterprises and small enterprises	21,618	20,180
Derivative instruments	322	290
Other financial liabilities	18,826	17,023
Liabilities for current tax, net	4,066	670
Provisions	2,977	3,283
Other current liabilities	5,530	6,233
Total current liabilities	90,986	55,381

TOTAL EQUITY AND LIABILITIES	366,596	303,593

DR. REDDY'S LABORATORIES LIMITED

10 Statement of cashflows	All amounts in Indian Rupees millions
	Half year ended
Particulars	30.09.2024	30.09.2023
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit before tax	45,547	38,202
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(1,988)	(1,477)
Depreciation and amortisation expense	5,098	4,830
Allowance for credit losses (on trade receivables and other advances)	87	111
Profit on sale or de-recognition of non-current assets, net	(4)	(380)
Unrealized exchange (gain)/loss, net	(117)	105
Interest income	(1,718)	(1,425)
Finance costs	355	103
Equity settled share-based payment expense	189	180
Inventories write-down	1,635	769
Dividend income	-	(445)
Changes in operating assets and liabilities:
Trade receivables	(13,354)	(13,753)
Inventories	(7,125)	(6,475)
Trade payables	1,410	3,012
Other assets and other liabilities, net	(2,100)	(3,014)
Cash generated from operations	27,915	20,343
Income taxes paid, net	(6,166)	(4,643)
Net cash generated from operating activities	21,749	15,700

Cash flows from/(used in) investing activities :
Purchase of property, plant and equipment	(10,204)	(6,379)
Proceeds from sale of property, plant and equipment	194	414
Purchase of other intangible assets	(577)	(964)
Proceeds from sale of other intangible assets	104	21
Purchase of investments (including bank deposits)	(113,202)	(65,458)
Proceeds from sale of investments (including bank deposits)	143,644	62,762
Equity investments in subsidiary/associates	(67,601)	(500)
Dividend received	-	445
Interest income received	1,619	683
Loans and advances repaid/(given) by/to subsidiaries	602	(602)
Net cash used in investing activities	(45,421)	(9,578)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	157	765
Proceeds/(Repayment of) from short-term loans and borrowings, net	29,985	(6)
Payment of principal portion of lease liabilities	(140)	(126)
Dividend paid	(6,662)	(6,648)
Interest paid	(683)	(117)
Net cash from/(used in) financing activities	22,657	(6,132)

Net decrease in cash and cash equivalents	(1,015)	(10)
Effect of exchange rate changes on cash and cash equivalents	(16)	3
Cash and cash equivalents at the beginning of the period	2,014	1,123
Cash and cash equivalents at the end of the period	983	1,116

*Rounded off to million.

**FVTPL (fair value through profit or loss)

By order of the Board

For Dr. Reddy's Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	05 November 2024	Co-Chairman & Managing Director